SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

A. R. Sanchez, Jr.
1000 Main Street, Suite 3000
Houston, Texas 77002
(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,496,143

	8	Shared Voting Power: 4,085,695

	9	Sole Dispositive Power: 1,496,143

	10	Shared Dispositive Power: 4,085,695

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,581,838

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.1% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 61,114,570 shares of common stock (the “Common Stock”) outstanding as reported by Sanchez Energy Corporation’s transfer agent as of January 12, 2015, and the other percentage ownership calculations in this Schedule 13D are based on the aforementioned figure.

This Amendment No. 7 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012, Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2012, Amendment No. 4 to Schedule 13D filed with the SEC on February 8, 2013, Amendment No. 5 to Schedule 13D filed with the SEC on October 8, 2013, and Amendment No. 6 to Schedule 13D filed with the SEC on July 1, 2014 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Person (as defined below) of shares of Common Stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D are hereby amended and restated in its entirety as follows:

(a) and (f)                                         This Schedule 13D is filed by A. R. Sanchez, Jr., a citizen of the United States of America, referred to herein as the “Reporting Person.”

Pursuant to Rule 13d-4 of the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)                                 The address of the principal business office of the Reporting Person is 1000 Main Street, Suite 3000, Houston, Texas 77002.

(c)                                  A.R. Sanchez, Jr. is the founder and Chairman of the Board of Directors of Sanchez Oil & Gas Corporation (“SOG”) as well as the Issuer’s Executive Chairman of the Board of Directors (the “Board”).

(d) and (e)                                        The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 5, 2015, the Compensation Committee of the Board approved a grant of restricted Common Stock to the Reporting Person of 650,000 shares (the “Awarded Shares”) pursuant to the Issuer’s Amended and Restated 2011 Long Term Incentive Compensation Plan (the “Plan”). Unless otherwise accelerated by the administrator of the Plan and subject to certain other conditions such as continued service by the Reporting Person, 50% of the Awarded Shares will vest on January 5, 2016 and the remaining 50% will vest on January 5, 2017. The Awarded Shares will also vest upon certain events, including a change of control, a qualifying or constructive termination and upon the Reporting Person’s death or disability. Until the Awarded Shares vest, the Awarded Shares are nontransferable and forfeitable. Unvested Awarded Shares will automatically be forfeited if the Reporting Person’s continued service with the Issuer or its affiliates is terminated in circumstances that do not otherwise cause the Awarded Shares to vest as described above.

The description contained in this Item 3 of the Awarded Shares, the Plan and the restricted stock award agreements is qualified in its entirety by reference to the full text of the foregoing, which is incorporated herein by reference and filed as an exhibit hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)                                       The Reporting Person is the sole record owner of, and has sole voting and dispositive power over, an aggregate of 1,496,143 shares of Common Stock, or 2.4% of the Common Stock issued and outstanding.

Sanexco Ltd, a Texas limited partnership (“Sanexco”), is the sole record owner of 707,333 shares of Common Stock, or 1.2% of the Common Stock issued and outstanding.  San Juan Oil & Gas No. 2, Ltd., Texas limited partnership (“San Juan”), is the sole record owner of 707,333 shares of Common Stock, or 1.2% of the Common Stock issued and outstanding.  Sanexco and San Juan are each controlled by their general partner, Sanchez Management Corporation, a Texas corporation (“SMC”), which is managed by the Reporting Person.  Each of SMC and the Reporting Person may be deemed to share voting and dispositive power over the aggregate

1,414,666 shares of Common Stock held by San Juan and Sanexco, or an aggregate of 2.3% of the Common Stock issued and outstanding.

The Reporting Person, as the general partner of AEP Ltd. Partnership, a Texas limited partnership (“AEP”), may be deemed to share voting and dispositive power over the 474,800 shares of Common Stock held by AEP, or 0.8% of the Common Stock issued and outstanding.

SOG is the sole record owner of 879,472 shares of Common Stock, or 1.4% of the Common Stock issued and outstanding.  SOG is managed by the Reporting Person and Antonio R. Sanchez, III.  The Reporting Person may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG.

The 1988 Trust No. 11, the 1988 Trust No. 12, the 1988 Trust No. 13 and the 1988 Trust No. 14 (collectively, the “Trusts”) hold 371,836; 371,836; 175,036; and 371,836 shares of Common Stock, respectively, or 0.6%, 0.6%, 0.3% and 0.6%, respectively, of the Common Stock issued and outstanding.  The Reporting Person, as the co-trustee of each of the Trusts, may be deemed to share voting and dispositive power over the shares of Common Stock held by each of the Trusts.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by San Juan, Sanexco, AEP, SOG and each of the Trusts, respectively, except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares of Common Stock held by these entities for purposes of Section 16 or for any other purpose.

(c)                                  Except as otherwise described in Item 3 herein, there have been no reportable transactions with respect to the Common Stock by the Reporting Person during the past 60 days.

(d)                                 The Reporting Person has or may be deemed to have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such person on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and as described herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph thereof:

Restricted Stock Awards

The Reporting Person received the Awarded Shares pursuant to restricted stock awards between the Issuer and the Reporting Person. The Reporting Person generally has the same rights and privileges as a holder of Common Stock with respect to the restricted stock awards, including the right to vote and receive dividends.

The description contained in this Item 6 of the Awarded Shares, the Plan and the restricted stock award agreements is qualified in its entirety by reference to the full text of the foregoing, which is incorporated herein by reference and filed as an exhibit hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Form of Restricted Stock Agreement for A. R. Sanchez, Jr. (previously filed as Exhibit H to the Schedule 13D/A (Amendment No. 1) on January 13, 2012 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 12, 2015

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.